

Mail Stop 3561

April 18, 2016

William J. Delaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

    Re: Sysco Corporation
             Form 10-K for the fiscal year ended June 27, 2015
             Filed August 25, 2015
             File No. 001-06544

Dear Mr. Delaney:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ James Allegretto

                            James Allegretto
                            Senior Assistant Chief Accountant
                            Office of Consumer Products